UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

CS China Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G25783104
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G25783104

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	37,067

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	37,067

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,067

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.54%

12. Type of Reporting Person	IA

CUSIP No.	G25783104

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	310,113

6. Shared Voting Power	-0-

7. Sole Dispositive Power	310,113

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	310,113

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	4.49%

12. Type of Reporting Person	PN

CUSIP No.	G25783104

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	29,435

6. Shared Voting Power	-0-

7. Sole Dispositive Power	29,435

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	29,435

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.43%

12. Type of Reporting Person	CO

CUSIP No.	G25783104

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	11,186

6. Shared Voting Power	-0-

7. Sole Dispositive Power	11,186

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	11,186

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.16%

12. Type of Reporting Person	PN

CUSIP No.	G25783104

1. Name of Reporting Person	Loeb Marathon Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	5,620

6. Shared Voting Power	-0-

7. Sole Dispositive Power	5,620

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	5,620

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.08%

12. Type of Reporting Person	CO

Item 1(a).	Name of Issuer

CS China Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 1708 Dominion Centre 43-59 Queen’s Road East Wanchai, Hong Kong

Item 2(a).	Name of Person(s) Filing

Loeb Arbitrage Management LP (“LAM”) Loeb Arbitrage Fund (“LAF”) Loeb Offshore Fund Ltd. (“LOF”) Loeb Marathon Fund LP (“LMF”) Loeb Marathon Offshore Fund, Ltd. (“LMOF”)

Item 2(b).	Address of Principal Business Office

All filing person(s) and associated investment advisors referenced herein are located at: 61 Broadway, 24th Floor New York, NY 10006

Item 2(c)	Citizenship or Place of Organization

LAM is a limited partnership organized under the laws of the State of Delaware.

LAF is a limited partnership organized under the laws of the State of New York

LOF is a Cayman Islands exempted company.

LMF is a limited partnership organized under the laws of the State of Delware.

LMOF is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G25783104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

LAM is a registered investment adviser.  LAM may invest on behalf of itself and clients for which it has investment discretion.

LAF’s general partner is LAM.

LOF’s registered investment advisor is Loeb Offshore Management LP (“LOM”), a Delaware limited partnership.

LMF’s general partner is LAM.

LMOF’s registered investments advisor is LOM.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LOEB ARBITRAGE MANAGEMENT LP

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE FUND LTD.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON OFFSHORE FUND LTD.

Date: February 12, 2010	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President